BTQ Technologies Announces Christopher Tam as Featured
Speaker at ETHTaipei

● BTQ Technologies at EthTaipei: BTQ Technologies Corp. announces that Christopher Tam, Head of Partnerships, will be a featured speaker at ETHTaipei, where he will discuss transitioning Ethereum towards quantum resistance, addressing the impacts and challenges posed by quantum technologies on digital currencies.

● Global Collaboration and Innovation at EthTaipei: ETHTaipei will serve as a platform for global Ethereum-focused teams, facilitating connections and collaborations while emphasizing Taiwan as a significant hub for blockchain technology. The conference will feature discussions from leading experts and hands-on experiences, such as hackathons and workshops, fostering a collaborative environment for innovation.

Vancouver, Canada, March 21, 2024 -- BTQ Technologies Corp. (the "Company" or "BTQ") (NEO: BTQ) (OTCQX: BTQQF) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that Christopher Tam, Head of Partnerships at BTQ, will be a featured speaker at the upcoming ETHTaipei event. Mr. Tam is set to deliver a compelling presentation on the transition towards a quantum-resistant Ethereum, addressing the significant impacts and challenges posed by quantum technologies on digital currencies.

ETHTaipei stands out for bringing together Ethereum-focused teams globally, positioning Taiwan as a crucial center for blockchain technology. The conference provides Taiwanese teams with an outstanding opportunity to connect with the international community, thereby enhancing their presence and influence.

In his session, Mr. Tam will explore the complex realm of quantum technologies and their implications for Ethereum and Central Bank Digital Currencies (CBDCs). He will offer a thorough analysis of the hurdles presented by post-quantum cryptography and illustrate how these advancements could bolster the quantum security of Ethereum and other EVM-based decentralized networks. Participants will acquire crucial insights into the evolving landscape of digital currencies and the strategies necessary to protect them from quantum vulnerabilities.

ETHTaipei will also offer attendees the chance to hear from distinguished experts, scholars, and industry pioneers discussing Ethereum's latest trends, challenges, and applications. The conference promises an engaging lineup of hands-on experiences, including hackathons, workshops, and various activities aimed at encouraging collaboration and the sharing of ideas among developers worldwide.

By participating at ETHTaipei, BTQ Technologies reaffirms its commitment to advancing blockchain security and underscores the critical need for quantum preparedness within the digital currency landscape. The conference presents an unparalleled opportunity for attendees to delve into state-of-the-art technological debates and work alongside both local and global communities to propel the development of significant blockchain applications.

Furthermore, in alignment with our dedication to the Ethereum community and the broader push for quantum security, BTQ is proud to highlight our contribution of an Ethereum Improvement Proposal (EIP) for Falcon Verification. This proposal represents a significant stride towards quantum resistance on the Ethereum blockchain by supporting a pre-compile for Falcon signature verification. Our initiative underlines BTQ's commitment to enhancing blockchain security and promoting a quantum-resistant future.

Tickets are available for purchase at ETHTaipei Tickets. For more information about the event, please visit ETHTaipei.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate.

Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.